INVESTING AT THE PACE OF INNOVATION

Katherine Churko

U.S. Securities & Exchange Commission (“SEC”)

churkoK@sec.gov

202-551-6387

RE: SEC’s Sarbanes-Oxley Review of ARK ETF Trust’s 8.31.15 Form N-CSR

Hello Ms. Churko,

I hope this letter finds you well. On Monday, October 17, 2016, you called me to discuss Note 4 to the financial statements for the fiscal year ended August 31, 2015 of the ARK ETF Trust’s (“Trust”) Form N-CSR that was filed with the SEC on November 3, 2015. Note 4 of the Trust’s financial statements contains the following sentences:

A fixed transaction fee is imposed on each creation and redemption transaction. In addition, a variable charge for certain creation and redemption transactions will be imposed.

Regarding the statements referenced above, you asked me the following questions:

1. Whether the transaction fees are retained by the fund?

2. And, if so, how are they accounted for in the Trust’s financial statements?

Below, on behalf of ARK Investment Management, LLC, the registered investment adviser to the Trust, I’ve provided the following response to your questions:

As is common in the ETF industry, the ARK ETF Trust may charge a variety of fixed and variable fees to Authorized Participants who purchase and redeem in the primary market. These fees are designed to minimize the cost to existing shareholders of the creation and redemption process, and are discussed extensively in the Trust’s ETF exemptive application and disclosed in its registration statement.

Although the fixed and variable transaction fee are technically charged by the Trust, the fixed transaction fee (which is currently $500 per transaction) and variable transaction fees are currently paid by the Authorized Participant directly to the Trust’s custodian (Bank of New York Mellon). This process eliminates the necessity for a fund to receive the transaction fees directly and then immediately turn around and pay the custodian in exactly the same amount. We understand this approach is standard within the ETF industry.

Currently, the ARK ETF Trust do not receive any fixed or variable transaction fees directly, but it retains the ability to do so. In the future, were ARK ETF Trust to receive such a fee directly, the Trust would first work with its fund accountants and consult its independent auditor, as appropriate, to ensure proper accounting treatment of any such fee.

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In accordance with your request, we have posted our response to EDGAR within 30 days from October 17, 2016. Please do not hesitate to contact me by telephone (646-668-4138) or by email (Kcarter@ark-invest.com).

Sincerely,

Kellen Carter

Interim General Counsel

Chief Compliance Officer

ARK Investment Management LLC | 155 West 19th Street Floor 5, New York, NY 10011

T 212.426.7040 | info@ark-invest.com | ark-invest.com | ARKinvest